EXHIBIT 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine Months Ended
	August 31,		Years Ended November 30,
	2005	2004	2004	2003	2002	2001	2000
Earnings from continuing operations:

Pre-tax earnings from continuing operations	$1,226,106	908,068	1,517,497	1,206,320	875,039	677,961	374,173
Adjustments to pre-tax earnings from continuing operations:

Fixed charges	162,070	125,522	173,358	161,126	157,530	156,865	142,630
Interest capitalized	(121,125)	(99,400)	(137,574)	(129,517)	(126,762)	(127,544)	(117,444)
Adjustment for undistributed earnings and losses of unconsolidated 50% or less owned entities	1,833	6,795	(205)	4,670	1,107	1,423	6,928
Previously capitalized interest amortized	121,794	89,171	134,193	141,347	145,567	119,503	98,601

“Earnings”	$1,390,678	1,030,156	1,687,269	1,383,946	1,052,481	828,208	504,888

Fixed Charges:

Interest incurred	$133,770	104,912	145,189	140,114	139,223	142,772	130,458
Interest component of rent expense	28,300	20,610	28,169	21,012	18,307	14,093	12,172

“Fixed Charges”	$162,070	125,522	173,358	161,126	157,530	156,865	142,630

Earnings to Fixed Charges	8.6	8.2	9.7	8.6	6.7	5.3	3.5